Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sansar, Inc
320 Martin Street
Birmingham , MI 48009
http://sansar.com

Up to $1,235,000.00 in Common Stock at $2.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Sansar, Inc
Address: 320 Martin Street, Birmingham , MI 48009
State of Incorporation: DE
Date Incorporated: March 09, 2022

Terms:

Equity

Offering Minimum: $15,000.00 | 7,500 shares of Common Stock
Offering Maximum: $1,235,000.00 | 617,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $100.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based Perks

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive 1000 Sansar Dollars** + Sansar Ballcap

Tier 2 Perk — Invest $1000+ and receive 2000 Sansar Dollars** + Sansar Ballcap + Sansar T-Shirt

Tier 3 Perk — Invest $5,000+ and receive a 1 year free Sansar streaming subscription** + 10000 Sansar Dollars** + Sansar Ballcap + Sansar T-Shirt

Tier 4 Perk — Invest $10,000+ and receive 5% bonus shares + a 2 year free Sansar streaming subscription*** + 20000 Sansar Dollars** + Sansar Ballcap + Sansar T-Shirt

Tier 5 Perk — Invest $25,000+ and receive 10% bonus shares + a lifetime free Sansar streaming subscription*** + 20000 Sansar Dollars** + Sansar Ballcap + Sansar T-Shirt

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

*** Sansar Dollars are the official in-world currency of Sansar*

**** Sansar streaming allows Sansar to be played on many device types*

The 10% StartEngine Owners' Bonus

Sansar, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00/share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

<u>Corporate History</u>

Metaverse Investments Ltd. ("Metaverse") was formed as a DE C-Corp on 3/9/2022. Metaverse was formed in preparation to receive the Sansar software assets ("Sansar") from Wookey Technologies Corporation ("Wookey"). Metaverse and Wookey signed the APA to transfer Sansar from Wookey to Metaverse on 4/29/22.

As part of the APA, Wookey shareholders received 56% of the initial share capitalization of Metaverse (5,600,000 shares) and noteholders in Wookey forgave their notes for 40% of the initial share capitalization of Metaverse (4,000,000 shares). Two percent (200,000 shares) were assigned to Loev Law Firm and two percent (200,000 shares) were assigned to the Richie Family Living Trust for putting the deal together for no cash compensation. The total shares outstanding in Metaverse at the signing of the APA were ten million (10,000,000).

The APA covered all assets owned by Wookey , including trademarks, source code, patent perpetual use, and any agreements key to Sansar's operations. The assets are described in detail below:

> Rights to the perpetual use agreement for the Sansar source code from Linden Research, Inc.

> Rights to the perpetual use agreement for seven patents owned by Linden Research including:

VIRTUAL REALITY PRESENTATION OF EYE MOVEMENT AND EYE CONTACT
Patent No: 10,325,39
United States of America Granted 2/14/2017

VIRTUAL REALITY PRESENTATION OF EYE MOVEMENT AND EYE CONTACT
Patent No: 10,489,960
United States of America Granted 5/8/2019

US VIRTUAL REALITY PRESENTATION OF BODY POSTURES OF AVATARS
Patent No: 10,438,393
United States of America Granted 3/16/2017

SYSTEMS AND METHODS TO CONTROL PUBLICATION OF USER CONTENT IN A VIRTUAL WORLD
Patent No: 10,282,551
United States of America Granted 5/12/2017

SYSTEMS AND METHODS TO CONTROL PUBLICATION OF USER CONTENT IN A VIRTUAL WORLD
Patent No: 10,776,496
United States of America Granted 3/25/2019

SYSTEMS AND METHODS TO SECURE PERSONALLY IDENTIFIABLE INFORMATION
Patent No: 10,410,015
United States of America Granted 5/18/2017

SYSTEMS AND METHODS TO SECURE SEARCHABLE DATA HAVING PERSONALLY IDENTIFIABLE INFORMATION
Patent No: 10,476,674
United States of America Granted 5/18/2017

>All Sansar trademarks including the Sansar name and the Sansar "circle logo"

> Sansar domain names including **sansar.com** and **sansar.biz**

> All Sansar Github Repositories and AWS nodes and instances

In August of 2022, Metaverse submitted an amendment to its Articles of Incorporation with the State of Delaware to change the name of the company from Metaverse Investments Ltd. to Sansar, Inc. This change was stamped and approved by the State of Delaware on 8/17/2022.

Sansar, Inc., owner of the Sansar metaverse platform, has a robust, fully-operational metaverse platform through the Sansar client download on a PC. We are in the process of transitioning from product development to monetization.

Currently, Sansar is only available using a gaming PC with a sufficient video card. Sansar will soon be available through a streaming app on every LG smart TV with WebOS 5.0 and higher. We will also be able to launch on other devices, including phones, tablets, and Mac computers as a result of our ability to stream. Streaming involves performing heavy graphics processing in the cloud and “streaming” the rendered output to any almost any device. Additionally, we are pursuing a native launch, without streaming, on Xbox Meta Quest 2.

Sansar operates in the nascent “Metaverse” or “Web 3.0” industry but does not currently offer NFTs or cryptocurrency integration. The Metaverse can loosely be defined as an almost infinite web of immersive digital worlds that can be accessed through virtual reality (VR) or in 2D on a computer or other device. These worlds can entail shopping experiences, business applications, concerts and events, games, quests, museums, and other worlds. One can think of the Metaverse as a 3D application of the current internet or World Wide Web, and ultimately we believe the Metaverse will have just as many use cases as Web 2.0.

We believe Sansar is the most realistic, high-fidelity Metaverse currently in operation. Sansar has over 3000+ worlds and experiences and can be enjoyed through VR (using SteamVR or the downloadable client) or in 2D on a gaming laptop. Sansar has a fully-functional digital economy powered by Sansar Dollars. Creators sell digital goods including avatar clothing, homes, furniture, and much more. Sansar users buy these goods to populate worlds they create or to enhance their avatar or Sansar experience.

Sansar offers a "Freemium" model that is free to play. Sansar makes money in two ways: through in-world commerce (IWC) and in-world advertising (IWA). IWC revenue is derived from charging a fee (typically 15%-30%) on all commerce that occurs within Sansar, in much the same way Apple makes money on commerce on the apps in the App Store.

Sansar is able to offer real-time, contextual placements of ads, which can drive IWA revenue through its relationship with Source Digital, Inc., owners of 10 patents covering the placement of ads in a 3D environment. These ads happen in much the same way that Google places ads on web pages that are visited through Google Search. Sansar and Source Digital share the ad placement revenue and the revenue generated per "click" or "impression" varies.

The Sansar Studios team can generate revenue from building custom virtual experiences for corporate activations and event promoters. These engagements are individually scoped and the revenue from each project varies.

Finally, Sansar plans to offer subscriptions to remove ads to drive monthly recurring revenue (MRR).

Sansar provides the infrastructure, including world-building tools and an avatar editor, that powers its ever-growing Metaverse, providing the tools for creators and users to build amazing avatars, worlds, and virtual merchandise. Sansar's Metaverse is powered by its users in much the same way Roblox empowers its users to earn money through world-building. Sansar Studios assists corporate partners and event promoters with building worlds they can use to bring awareness or drive revenue from virtual shopping or event production.

Sansar has a 3-way deal with LG Electronics & Source Digital to offer "Metavents" on all LG Smart TV's with LG's WebOS 5.0 and higher (launch @CES 2023). We believe this will be the first mass adoption of Metaverse content through a television set. The idea is a user can easily transition back and forth from the LG TV experience to a similar experience in the Sansar Metaverse. We have initial plans to implement this technology for physical world concerts that want a digital twin in the Metaverse, however, users of the LG Sansar app will also be able to navigate to other Sansar worlds using their LG Magic remote.

Finally, Sansar has its own rendering engine that is part of Sansar's technology stack. Sansar, unlike other "metaverses" such as Fortnite and others, is not built using Unreal Engine or Unity. This gives us the opportunity to control our rendering engine's roadmap to be specific to Metaverse applications, whereas Unreal and Unity render for both gaming and metaverse applications. Having our own rendering engine also minimizes costs as Unity and Unreal fees are significant and scale based on usage.

An investment in Sansar is an opportunity to invest at an early stage in a fully-functioning Metaverse technology company that was originally built at substantial cost by Linden Lab, developers of Second Life, the original Metaverse that still has millions of users.

If one believes that the Metaverse is the future and sees the potential for the technology as exhibited by Meta's investment in the space and the success of Roblox (NYSE: RBLX), which has a market cap of ~$27BN, then Sansar has significant upside as we believe we are two to three years ahead of new entrants to the industry who do not have a working Metaverse. Sansar is infinitely scalable and operates on the AWS cloud network.

Sansar anticipates revenue generation through IWC, IWA, and through corporate partnerships and events.

Competitors and Industry

We see our main competitors as Roblox, Horizon Worlds, VRChat, Spatial.io, Second Life, Sandbox and Decentraland.

The main differentiators to the competition are as follows:

Roblox - Roblox caters to people under the age of 17 and Sansar caters to adults. In fact, we see Sansar as an excellent transition for those who grow up playing Roblox.

Horizon Worlds - a social VR platform owned by Meta and powered by the Meta Quest 2 headset. The avatars are not realistic and do not currently have legs.

VRChat - no virtual currency or economy.

Spatial.io - Spatial is largely driven by NFT generation and does not offer an economy in fiat currency.

Second Life - Second Life is very similar to Sansar, given that Sansar was built by Linden Lab to be Second Life's successor, however Sansar is native to VR and we believe Sansar has a more advanced rendering engine. Both Second Life and Sansar utilize Tilia Pay for IWC transactions.

Decentraland and Sandbox - focused on virtual land sales and NFTs. Sansar provides Creators its virtual land for free to encourage worldbuilding and IWC/IWA.

The Market

There is significant momentum towards capital deployment in the nascent Metaverse technology industry. Facebook recently changed its name to Meta to focus on the Metaverse and its VR headsets. In 2021, more Meta Quest 2 headsets were sold than Xbox consoles, validating the market potential of VR.

People get confused by the terms VR and Metaverse. VR is a hardware experience using a VR headset and provides a fully immersive, realistic experience for games or the Metaverse. VR does not necessarily entail a Metaverse experience where you can easily jump from one world to another.

The term "Metaverse" is also confusing to many people. Even Meta Quest 2 is not a true "Metaverse". The Meta Quest 2 is a collection of games and other experiences accessible from their VR headset. Additionally, people equate a digital 3D experience to a Metaverse, which is not always correct. Characteristics of a true Metaverse include Creator tools, a robust economy, user generated content (UGC), and ease of portability between worlds and experiences. Many 3D experiences do not have these characteristics.

Finally, you can have a very good Metaverse experience without using a VR headset and Sansar seamlessly transitions from VR to Desktop 2D mode.

Sansar is targeting the nascent Metaverse technology . There are powerful tailwinds in this industry, including a strong belief in the potential of the Metaverse by Mark Zuckerberg. While Meta has taken a hit to its short-term stock price, but we believe the long-term focus on the Metaverse will reap significant dividends.

Hootsuite's "Internet Users Over Time" graph from April of 2022 illustrated internet adoption from the early-1990s to today and we believe the adoption of the Metaverse will roughly follow the same trend. For example, in January of 1997 there were just 78 million internet users, whereas there are over 5 billion as of April 2022. We believe today is 1997 for Metaverse adoption and there is tremendous room for growth.

Current Stage and Roadmap

Winning the pitch competition at the 2022 World Metaverse Show in Dubai in October of 2022.

Being part of the Source Digital/LG Electronics deal to offer Sansar's Metaverse content through a Sansar app on LG smart TVs.

Philip Rosedale, founder of Linden Lab and the wildly popular original Metaverse "Second Life," joined Sansar as a consultant and advisor in October of 2022.

We believe Sansar is a leading Metaverse technology company. We provide the tools and infrastructure to our creators and they provide the imagination to build amazing worlds and experiences. We are seeking to be the gateway to the Metaverse in much the same way that Google Search is the gateway to Web 2.0 for billions of people everydays. Similar to the relationship between Google Search and Google AdSense/Adwords, Sansar's partnership with Source Digital allows us to place real-time contextual ads. The revenue from this IWA can make it possible for Sansar to offer Creators the lowest commission rates for their in-world sales. We believe this will lead to the Creator Community choosing Sansar as their go-to Metaverse.

When we took over the Sansar platform in late April of this year, Sansar was not operational and had not been maintained for roughly six months. The Company started building a team comprised of new engineers and legacy staff from both Linden Lab and Wookey Technologies, previous owners of the Sansar platform. After a few months we were able to restore Sansar to its previous functionality and begin adding features. This was a significant accomplishment to rescue this advanced technology. We also believe we were successful in re-engaging the Sansar Community which had been neglected and overlooked during the period of time when Sansar was not maintained.

We are now on the cusp of becoming the first Metaverse technology capable of interfacing with a smart TV. We are starting with LG Electronics and plan to approach both Samsung and HiSense for a similar deal.

We have now built a team of roughly 30 creators, engineers, and product managers that are executing an aggressive roadmap to add features and technologies not currently available in any Metaverse experience.

Investing in Sansar represents an opportunity to invest in a fully functioning Metaverse technology. Sansar is not a dream, concept, or beta product - we are in the process of monetizing our advanced technology now.

Our vision for the company is to become the go-to Metaverse for creators who seek to monetize their 3D experiences through in-world commerce, and who want to share in the IWA revenue generated on their experiences and worlds. We also seek to provide a realistic Metaverse experience through wide distribution across many devices, including the smart TV in living homes and businesses across the country.

We plan to use the capital raised to add engineering and creative staff to meet the objectives of our roadmap and business goals. We will also use a portion of the capital raised to begin marketing Sansar through social media and other digital channels.

The Team

Officers and Directors

Name: James Chance Richie

James Chance Richie's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Board Director
  Dates of Service: March, 2022 - Present
  Responsibilities: I am the Chief Executive Officer in charge of the strategic direction and daily activities of Sansar, Inc. Currently not taking a salary, but receives 10,000 shares per month (calculated monthly by dividing $5,000 by the implied share price at the beginning of the month). For the month of December, it was $5,000/$0.50. Following this offering, it will be $5,000/$2.00 = 2,500 shares. Chance also receives 10,000 shares per month for his duties as CEO.

Other business experience in the past three years:

- **Employer:** Poppleton Partners LLC
  Title: Founding Partner
  Dates of Service: March, 2021 - Present
  Responsibilities: Provide financing advisory services for promising high-growth companies Responsible for overseeing all aspects of client relationships Liaise between client companies and placement agents, underwriters and accredited and institutional investors to facilitate financings Conduct diligence on client companies to determine financeability and risk profile General business consulting for client companies

Other business experience in the past three years:

- **Employer:** Plymouth Technology, INC
  Title: Co-owner/Board Member
  Dates of Service: January, 2016 - March, 2021
  Responsibilities: Responsible for all engineering processes for specialty environmental chemical manufacturer and distributor founded in 1991 Recently added manufacturing capabilities for antifoam/defoamer and hand sanitizer product lines Led product branding and FDA registration process for HanzolTM hand sanitizer product line Secured key agreement to be provider of liquid and gel hand sanitizer to large industrial customers including Toyota, Boeing and GM through chemical management partner Responsible for analyzing and making recommendations on all new technologies and company quarterly performance

Other business experience in the past three years:

- **Employer:** Mobiliti, Inc
  Title: Founder and CEO
  Dates of Service: August, 2017 - August, 2020
  Responsibilities: Built a first-of-its-kind vehicle subscription platform that provided dealers the opportunity to convert aging inventory to cashflow Featured in Forbes, Car & Driver, Autoweek and other national publications Worked with Carsales.com Ltd. (ASX:CAR), the largest online vehicle marketplace in Australia, South Korea, Brazil, and other countries. Carsales.com is headquartered in Melbourne, Australia and has a market cap in excess of $3BN Worked with CEO, COO and the CarSales Board of Directors for 3 months in Australia to manage the integration of Mobiliti's subscription technology into CarSales' core offering Had over 100 dealers committed to subscription program by 2019 Key partnership fostered with Liberty Mutual to develop novel insurance product to support vehicle subscription Mobiliti sold to a subsidiary of Powerband Solutions, a Canadian fintech provider to the automotive industry, in 2020

Name: Joseph Michael Callahan

Joseph Michael Callahan 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CIO/COO & Board Director
  Dates of Service: November, 2022 - Present
  Responsibilities: Director , CIO , COO , Responsible for technology expansion and B2B commercialization of the legacy technology and newly created enterprise Web 3.0 metaverse technologies. Currently not taking a salary, but receives 10,000 shares per month (calculated monthly by dividing $5,000 by the implied share price at the beginning of the month). For the month of December, it was $5,000/$0.50. Following this offering, it will be $5,000/$2.00 = 2,500 shares.

Other business experience in the past three years:

- **Employer:** Ciright, Inc
  Title: Founder and Chairman of the Board
  Dates of Service: March, 1991 - Present
  Responsibilities: Comprehensive enterprise responsibility including technology leadership for system architecture, design standards, investments, technology platform prioritization, sales activity, financial accountability, technology licensing partnerships growth strategies, acquisitions, and mergers.

Name: Mark J Gustavson

Mark J Gustavson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Chairman
  Dates of Service: August, 2022 - Present
  Responsibilities: Primary guiadance on valuation & pricing. Stock preference considerations. General guiadiance on corporate opportunities. $7.5K per month salary

Other business experience in the past three years:

- **Employer:** Zenios, Inc
  Title: Founder/CEO
  Dates of Service: July, 2022 - Present
  Responsibilities: Consulting contract-Formation and capital raise. Chief Inventor of augmented reality-based research technology. USPO Patent No.: US 11,347,817 B2

Other business experience in the past three years:

- **Employer:** Wookey Technologies Corporation
  Title: CEO/Director/Founder
  Dates of Service: March, 2020 - May, 2022
  Responsibilities: Responsible for all company transactions, ranging from acquisitions and strategic collaborations to ordinary course transactions, and engaged in strategic planning for business development, product development, and in-licensing activity and closing numerous business development collaborations.

Other business experience in the past three years:

- **Employer:** Wookey Technologies Corporation
  Title: Senior Advisor
  Dates of Service: May, 2014 - Present
  Responsibilities: Senior Advisor

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a

prototype for our secondary products (future-release). Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at

a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Sansar was formed on March 9, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Sansar has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in

light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Sansar or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Sansar could harm our reputation and materially negatively impact our financial condition and business.

We depend on our creators to create digital content that our users find compelling, and our business will suffer if we are unable to entertain our users, improve the experience of our users, or properly incentivize our creators and creators to develop and monetize content.

Our Platform enables our creators to create experiences and virtual items, which we refer to as user generated content. Our Platform relies on our creators to create experiences and virtual items on our Platform for our users to acquire and/or use. Our users interact with these experiences, which are largely free to engage with. These users can also elect to purchase virtual items through our Marketplace and in experiences that enhance their enjoyment. We believe the interactions between and within the developer, creator, and user communities on our Platform create a thriving and organic ecosystem, and this network effect drives our growth. To facilitate and incentivize the creation of the experiences and virtual items by creators, our Platform offers creators an opportunity to earn Sansar Dollars, a virtual currency on our

Platform, in connection with their creative work on our Platform, although some of our creators may choose not to monetize or may not be effective at monetizing their creative work. When virtual items are purchased on our Platform, the originating developer or creator earns a portion of the Sansar Dollars paid for the item. Creators are able to exchange their accumulated earned Sansar Dollars for real-world currency under certain conditions outlined in our Terms of Use. If we fail to provide a sufficient return to creators, they may elect to develop user-generated content on other platforms, which would result in a loss of revenue. If we do not provide the right technologies, education or financial incentives to our creators, they may develop fewer experiences or virtual items or be unable to monetize their experiences, and our users may elect to not participate in the experiences or purchase the virtual items, and, thus, our Platform, and revenue, could be adversely affected.

The loss of Chance Richie, our Chief Executive Officer or one or more of our senior management team or key personnel, or our failure to attract new or replacement members of our senior management team or other key personnel in the future, could significantly harm our business.

We depend on the continued services and performance of our Founder, President and Chief Executive Officer, Chance Richie, members of our senior management team and other key personnel. Chance Richie has been responsible for our strategic vision, and should he stop working for us for any reason, it is unlikely that we would be able to immediately find a suitable replacement. We do not maintain key man life insurance for Chance Richie. Similarly, members of our senior management team and key employees are highly sought after and others may attempt to encourage these executives to leave the Company. The loss of one or more of the members of the senior management team or other key personnel for any reason could disrupt our operations, create uncertainty among investors, adversely impact employee retention and morale, and significantly harm our business.

If we are unable to successfully grow our user base, compete effectively with other platforms, and further monetize our Platform, our business will suffer.

We have made, and are continuing to make, investments to enable our creators to design and build compelling content and deliver it to our users on our Platform. Existing and prospective creators may not be successful in creating content that leads to and maintains user engagement (including maintaining the quality of experiences) or they may fail to expand the types of experiences that our creators can build for users, and other global entertainment companies, online content platforms, and social platforms may entice our users and potential users away from, or to spend less time with, our Platform, each of which could adversely affect users' interest in our Platform and lead to a loss of revenue opportunities and harm our results of operations. Additionally, we may not succeed in further monetizing our Platform and user base. As a result, our user growth, user engagement, financial performance and ability to grow revenue could be significantly harmed if: • we fail to increase or maintain DAUs; • we fail to establish an international base of our creators, creators, and users; • we fail to provide the tools and education to our creators and creators to enable them to monetize their experiences; • we fail to increase or maintain the amount of time spent on our Platform, the number of experiences that our users share and explore with friends, or the usage of our technology for our creators; • we do not develop and establish the social features of our Platform, allowing it to more broadly serve the entertainment, education, and business markets; • we fail to increase penetration and engagement across all age demographics; • creators do not create engaging or new experiences for users; • users reduce their purchases of Sansar Dollars on our Platform; or • the experiences on our Platform do not maintain or gain popularity. If we are able to continue to grow, we will need to manage our growth effectively, which could require expanding our internal IT systems, technological operations infrastructure, financial infrastructure, and operating and administrative systems and controls. In addition, we have expended in the past and may in the future expend significant resources to launch new features and changes on our Platform that we are unable to monetize, which may significantly harm our business. Any future growth would add complexity to our organization and require effective coordination across our organization, and an inability to do so would adversely affect our business, financial conditions and results of operations.

We rely on third-party distribution channels to facilitate Sansar Dollar purchases by our Platform users. If we are unable to maintain a good relationship with such providers, if their terms and conditions change, or fail to process or ensure the safety of users' payments, our business will suffer.

Purchases of Sansar Dollars on our Platform are facilitated through third-party online distribution channels. We utilize or plan to utilize these distribution channels, such as Amazon, Apple, ePay, Venmo, Google, Tilia Pay, and PayPal to receive cash proceeds from sales of our Sansar Dollars through direct purchases on our Platform. Any scheduled or unscheduled interruption in the ability of our users to transact with these distribution channels could adversely affect our payment collection and, in turn, our revenue. Our business will suffer if we are unable to maintain a good relationship with these distribution channels or develop relationships with new and emerging channels, if their terms and conditions or fee structure changes to our detriment, if we violate, or if a channel believes that we have violated, their terms and conditions, or if any of these distribution channels loses market share or falls out of favor or is unavailable for a prolonged period of time. Any changes that affect our use of these distribution channels may decrease the visibility or availability of our Platform, limit our distribution capabilities, prevent access to our Platform, or result in the exclusion or limitation of our Platform on those distribution channels. We do not directly process purchases of Sansar Dollars on our Platform, and, thus, any information on those purchases (e.g., debit and credit card numbers and expiration dates, personal information, and billing addresses) is disclosed to the third-party online platform and service providers facilitating Sansar Dollars purchases by users. We do not have control over the security measures of those providers, and their security measures may not be adequate. We could be exposed to litigation and possible liability if our users' transaction information involving Sansar Dollars purchases is compromised, which could harm our reputation and our ability to attract users and may materially adversely affect our business. We also rely on the stability of such distribution channels and their payment transmissions to ensure the continued payment services provided to our users. If any of these providers fail to process or ensure the security of users' payments for any reason, our reputation may be damaged and we may lose our paying users, and users may be discouraged from purchasing Sansar Dollars in the future, which, in turn, would materially and adversely affect our business, financial condition, and prospects.

We rely on Amazon Web Services for our cloud infrastructure, and as a result any disruption of AWS would negatively affect our operations and significantly harm our business.

We rely on Amazon Web Services, or AWS, a third-party provider for our backend services. As a result, our operations depend on AWS' ability to protect their services against damage or interruption due to a variety of factors, including infrastructure changes, human or software errors, natural disasters, power or telecommunications failures, criminal acts, capacity constraints and similar events. Our creators and users need to be able to access our Platform at any time, without interruption or degradation of performance. Our Platform depends, in part, on the virtual cloud infrastructure hosted in AWS. Although we have disaster recovery plans that utilize multiple AWS availability zones to support our requirements, any incident affecting their infrastructure that may be caused by fire, flood, severe storm, earthquake or other natural disasters, power loss, telecommunications failures, cyber-attacks, terrorist or other attacks, and other similar events beyond our control, could adversely affect our cloud-native Platform. Any disruption of or interference with our use of AWS could impair our ability to deliver our Platform reliably to our creators, creators, and users.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Richie Family Living Trust (Chance and Amanda Richie)	2,770,420	Common Stock	16.2%
Joseph Callahan (BOD)	1,761,904	Common Stock	10.3%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 17,053,969 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $900,000.00
Maturity Date: December 31, 2024
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Option of holder

Material Rights

At the option of the holder, the principal amount of the Notes and accrued interest may be converted into shares of the Company's common stock at a conversion price (the "Conversion Price") equal to $0.50 per share.

The Investors will receive 100% coverage warrants (the "Investor Warrants"). The Investor Warrants will have a 2-year term with an exercise price equal to $0.50 per share (the "Warrant Exercise Price"). By way of example, a purchaser of $100,000 of Notes will receive 100,000 Investor Warrants at the Warrant Exercise Price.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,280,000.00
  Number of Securities Sold: 3,657,143
  Use of proceeds: AWS hosting, developer and creator contractors and general corporate expenses.
  Date: November 02, 2022
  Offering exemption relied upon: Regulation D

- **Type of security sold:** Convertible Note
  Final amount sold: $900,000.00
  Use of proceeds: AWS hosting, developer and creator contractors and general

corporate expenses
Date: January 17, 2023
Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We have a fully developed product which can be downloaded from https://sansar.com, but have not generated significant revenue since acquiring the Sansar platform in April of 2022. In 2023, we expect to begin generating meaningful revenue through in-world commerce (IWC), in-world advertising (IWA), and corporate activations. We anticipate being able to generate revenue by the end of 1Q, 2023. In the event, we do not generate revenue by 1Q, 2023 we will be able to operate through 2023, which provides us time to sell the technology assets.

Foreseeable major expenses based on projections:

Headcount Expenses

The majority of operating expenses consist of expenditures related to headcount, including engineering, creative, executive and backoffice personnel. The breakdown of headcount by year-end 2023 follows:

Engineering - 21 personnel

Creative - 14 personnel

Backoffice, Marketing and Community - 7 personnel

Executive Team - 4 personnel

Engineering team members consist of developers and product personnel. Creative team members build worlds and experiences for corporate and event activations.

Total 2023 personnel expenses are projected at $4.48 million.

Other Major Operating Expenses

AWS cloud hosting fees - projected at $382 thousand for 2023

Software expenses - $414 thousand. These expenses are related to software critical to the operation of the Sansar platform, including Slack, Dropbox, Havok, and High Fidelity

Marketing expenses - estimated at $500 thousand for 2023

Future operational challenges:

Managing the growth of the platform. Our streaming capability allows us to reach millions of potential customers. In the event we grow quickly, we will need to add headcount for moderation and accounting functions related to this growth. We are built on a cloud infrastructure (AWS), which can scale as we grow, so there is no hardware risk from having to deploy our own server farms.

Future challenges related to capital resources:

In the event we are not successful with the Reg CF round, it will be difficult to raise capital to support the ~$300,000 per month burn rate. Additionally, if we grow quickly, we will need to raise capital to keep up with this growth.

Future milestones and events:

We anticipate the number of Daily Average Users (DAUs) will increase significantly once we launch Sansar on our streaming platform. This should add meaningful revenue. Additionally, our launch on LG TVs and streaming will broaden our user base resulting in new customers on the Sansar platform.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 8th, 2022, the Company has capital resources available in the form of ~$300,000 of cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations, although we are also pursuing traditional VC financing. These funds are required to support the company's strategic plan and growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. We believe we are gaining significant traction and also believe we can raise VC capital in the event our crowdfunding campaign is unsuccessful or falls short of our maximum. No discussions/negotiations have begun with VCs/angel investors.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $300,000 for expenses related to personnel, AWS hosting fees, and other operational expenses.

The company has experienced a burn rate of greater than $250 thousand since October of 2022 as a result of building out the engineering and creative teams. Our current burn rate is approximately $300 thousand as of December 2022.

We expect a lower burn rate as 2023 progresses and Sansar begins to generate revenue.

We expect Sansar to be profitable by the end of Q1 of 2024 as revenue outpaces expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $300,000, which we will maintain as we add engineering and creative personnel by offsetting exepnses with revenue generation.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including potential VC investment or investment from a corporate or strategic partner. We currently have a small convertible promissory note round open that will close soon. This small round will provide the safety capital needed to begin closing on the Reg CF round. The terms of the concurrent convertible promissory note offering are as follows:

Interest: 8% annually, accrued and paid upon the earlier of conversion or maturity.

Conversion: At the option of the holder, the principal amount of the Notes and accrued interest may be converted into shares of the Company's common stock at a conversion price (the "Conversion Price") equal to $0.50 per share.

Warrant Coverage: The Investors will receive 100% coverage warrants (the "Investor Warrants"). The Investor Warrants will have a 2-year term with an exercise price equal to $0.50 per share (the "Warrant Exercise Price"). By way of example, a purchaser of $100,000 of Notes will receive 100,000 Investor Warrants at the Warrant Exercise Price.

Loan Maturity: The Maturity Date of this Note shall be the earlier of (a) December 31, 2024; the occurrence of a change of control transaction; or the completion of a qualified public offering that results in proceeds greater than 10 million dollars to the Company.

Use of Proceeds: Working capital, platform development, additional engineering resources, Xbox and Apple launch.

Events of Default: Standard events of default will be in the promissory note agreement, with a default interest rate of 12%.

Indebtedness

- **Creditor:** Group of previous Linden Lab/Wookey employees who assisted in standing the Sansar platform back up.
  Amount Owed: $650,000.00
  Interest Rate: 8.0%
  Maturity Date: July 08, 2024
  In the event of default on the Employee Note, we have pledged 2,500,000 shares of stock as recourse.

- **Creditor:** Various investors
  Amount Owed: $900,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2024
  Convertible promissory note with 100% warrant coverage ($100,000 note receives 100,000 warrants). Two-year warrants with an exercise price of $0.50/share. Note can be converted into shares at $0.50/share at option of holder prior to maturity date.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $34,107,938.00

Valuation Details:

Sansar, Inc. ("Sansar" or the "Company") determined its pre-money valuation based on the size of the total addressable market, valuation analysis on similar companies, and the valuation of our technology assets. The valuation was calculated by incorporating the below:

Market Growth & Trends

Sansar, Inc. is a social and events-based Metaverse technology. There is significant momentum toward capital deployment in the nascent Metaverse technology industry. Facebook recently changed its name to Meta to focus on the Metaverse and its VR headsets. In 2021, more Meta Quest 2 headsets were sold than Xbox consoles, validating the market potential of VR and the Metaverse.

Roblox (NYSE: RBLX) has a current valuation of $18.5BN as of 12/7/2022 and demonstrates the potential of a metaverse company with a focus on user-generated content. According to data gathered in Pitchbook, since the beginning of 2021, Sansar's main competitors SandboxVR, Decentraland, VRChat, Improbable, and Spatial.io have raised ~$270 million in capital, demonstrating robust interest in the metaverse and virtual worlds space by the VC community.

According to McKinsey & Company's "Value Creation in the Metaverse" report, the value of the metaverse could reach $5 trillion by 2030 and in 2021 VC and PE invested $13 billion into the metaverse. We believe the company will be able to capture >0.001% of the metaverse market, thus justifying our pre-money valuation.

Comparable Competitor Companies

Using the cohort of comparable competitor companies above, an analysis was conducted on recent deals in the metaverse space. According to Pitchbook, Improbable recently raised $111 million at a $2.9 billion pre-money valuation and SandboxVR raised $30 million at a $90 million pre-money valuation. We believe none of these competitors has the fully developed technology stack Sansar has and Sansar's user base is of similar size to this cohort.

Based on the relative size of each respective user base, we believe the $34,107,938 valuation can be seen as conservative, especially when compared to Improbable and SandboxVR.

The Value of the Company's Assets

Sansar's technology was originally developed by Linden Lab, owners and founders of

Second Life, the original metaverse. Sansar has all the elements of a successful metaverse platform including:

· a marketplace where creators can sell virtual goods and users can by avatar clothing and other virtual merchandise ("verch")

· Automatic instancing capabilities allowing for an almost infinite number of users to participate in a single metaverse world or experience

· Avatar editing and world building tools that allow users to customize their avatars or create 3D experiences using Sansar's toolkit

· Voice chat and spatial audio functionality that allows user avatars to speak to one another and have the ability to ascertain the direction the avatar's voice originated from

· 3000+ worlds, experiences, quests, games and virtual performance venues

· Numerous trademarks pertaining to the Sansar name and logo

Linden Lab's engineering team spent approximately four years developing Sansar's technology stack, which includes a proprietary rendering engine that is on par with rendering engines offered by Unity(NYSE:U) with a market cap of $13.6BN and Unreal Engine which is developed and maintained by Epic Games. We estimate Linden Lab spent in excess of $50 million to develop the Sansar technology and believe the value of our technology to be in excess of the pre-money valuation of this offering based on the development and opportunity cost to rebuild the Sansar technology.

<u>Management's Prior Achievements & Success</u>

The Sansar management team's CEO, Chance Richie, had successful exits from software companies, having sold ShaleApps, an app-based logistics management tool, to Golden Gate Capital in 2016 and Mobiliti's software to Carsales.com in Australia. Joe Callahan, Sansar's Chief Information Officer, founded and owns Ciright, Inc., a B2B productivity software company with successful licensing deals with large enterprises. Additionally, Philip Rosedale, the founder of Second Life and originator of the metaverse concept is on Sansar's advisory board.

<u>Business Partnerships & Relationships</u>

Sansar has a three-way deal with Source Digital, Inc. and LG Electronics to offer Sansar on all LG smart TVs. This partnership is being announced at CES in January of 2023 and several press releases related to this partnership are slated for release in the coming weeks. We believe this deal will be a significant catalyst for Sansar to move toward revenue generation and profitability.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. While the

Company has Preferred Stock authorized, the Company only has Common Stock outstanding. The Company has no outstanding options, warrants, or other securities with a right to acquire shares; additionally, no shares are reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $900,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  20.0%
  Sansar plans on spending $1,500,000 on marketing in 2023-2024. Marketing will mainly be done through social and digital channels.

- *Company Employment*
  50.0%
  Sansar plans to spend $2 million to bring on 2 development team units (DTUs) in 2023. A DTU consists of 7 engineers and each DTU costs ~$1 million per year in salary and benefits. Additionally, Sansar requires creative, accounting and marketing personnel.

- *Operations*
  10.0%
  Sansar plans to use ~$300,000 on software expenses related to cloud hosting and other software needed for Sansar's continued successful deployment.

- *Working Capital*
  14.5%
  This is capital that plans to be used in the normal daily business of Sansar and

includes back office expenses and general corporate expenses, including ~$200,000 on office rent for office space in Austin, Texas to house employees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://sansar.com (sansar.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sansar

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sansar, Inc

[See attached]

SANSAR, INC.

FINANCIAL STATEMENTS
FROM INCEPTION (MARCH 9, 2022) YEAR ENDED OCTOBER 31, 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

	Page
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
FINANCIAL STATEMENTS:	
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Sansar, Inc.
Birmingham, Michigan

We have reviewed the accompanying financial statements of Sansar, Inc. (the "Company,"), which comprise the balance sheet as of October 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (March 9, 2022) to October 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 16, 2022
Los Angeles, California

SANSAR INC.
BALANCE SHEET
(UNAUDITED)

As of October 31,		**2022**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	95,193
Prepaids and Other Current Assets		655,250
Total current assets		**750,443**
Property and Equipment, net		3,843
Intangible Assets		2,802,987
Total assets	**$**	**3,557,273**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$	47,994
Other Current Liabilities		650,000
Total current liabilities		**697,994**
Total liabilities		**697,994**
STOCKHOLDERS EQUITY		
Common Stock		1,707
Additional Paid in Capital		4,128,293
Retained earnings/(Accumulated Deficit)		(1,270,721)
Total stockholders' equity		**2,859,279**
Total liabilities and stockholders' equity	**$**	**3,557,273**

See accompanying notes to financial statements.

SANSAR INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (March 9, 2022)	October 31, 2022
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	1,270,427
Sales and marketing	294
Total operating expenses	1,270,721
Operating income/(loss)	(1,270,721)
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	(1,270,721)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ (1,270,721)**

See accompanying notes to financial statements.

SANSAR INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date March 9, 2022	-				
Issuance of Common Stock	17,073,969	$ 1,707	$ 4,128,293		$ 4,130,000
Net income/(loss)	-	-		$ (1,270,721)	(1,270,721)
Balance—October 31, 2022	**17,073,969**	**$ 1,707**	**$ 4,128,293**	**$ (1,270,721)**	**$ 2,859,279**

See accompanying notes to financial statements.

SANSAR INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (March 9, 2022)		October 31, 2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(1,270,721)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property and equipment		620
Amortization of intangible assets		121,869
Changes in operating assets and liabilities:		
Prepaids and Other Current Assets		(655,250)
Credit Cards		47,994
Other Current Liabilities		650,000
Net cash provided/(used) by operating activities		**(1,105,489)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		(4,463)
Purchases of Intangible Assets		(2,924,856)
Net cash provided/(used) in investing activities		**(2,929,318)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock		4,130,000
Net cash provided/(used) by financing activities		**4,130,000**
Change in cash		95,193
Cash—beginning of year		-
Cash—end of year	**$**	**95,193**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Sansar, Inc. was incorporated on March 9, 2022, in the state of Delaware under the name Metaverse Investment Ltd. On June 13, 2022, the Company changed the name to Sansar Inc. The financial statements of Sansar Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Birmingham, Michigan.

Sansar Inc., owners of the Sansar metaverse platform, have a robust, fully operational metaverse platform through the Sansar client download on a PC. We are in the process of transitioning from product development to monetization. Sansar operates in the nascent "Metaverse" or "Web 3.0" industry but does not currently offer NFTs or cryptocurrency integration. The Metaverse can loosely be defined as an almost infinite web of immersive digital worlds that can be accessed through virtual reality (VR) or in 2D on a computer or other device. These worlds can entail shopping experiences, business applications, concerts and events, games, quests, museums, and other worlds. One can think of the Metaverse as a 3D application of the current internet or World Wide Web, and ultimately, we believe the Metaverse will have just as many use cases as Web 2.0.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted October 31st as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of October 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer Equipment	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its software development costs and platform acquisition costs. The intangible assets will be amortized over the expected period to be benefitted, which may be as long as ten years.

Income Taxes

Sansar, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the metaverse platform which will be soon available through a streaming app on every LG Smart TV with WebOS 5.0 and higher. We will also be able to launch on other devices, including phones, tablets, and Mac computers as a result of our ability to stream. Streaming involves performing the heavy graphics processing in the cloud and "streaming" the rendered output to almost any device. Additionally, we are pursuing a native launch, without streaming, on Xbox Meta Quest 2.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the period from inception to year ended October 31, 2022, amounted to $294, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 16, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended October 31,	2022
Prepaid Expenses	650,000
Prepaid Software	5,250
Total Prepaids and Other Current Assets	**$ 655,250**

Other current liabilities consist of the following items:

As of Year Ended October 31,	2022
Employee Claim Liability	650,000
Total Other Current Liabilities	**$ 650,000**

4. PROPERTY AND EQUIPMENT

As of October 31, 2022, property and equipment consists of:

As of Year Ended October 31,		2022
Computer Equipment	$	4,463
Property and Equipment, at Cost		**4,463**
Accumulated depreciation		(620)
Property and Equipment, Net	**$**	**3,843**

Depreciation expense for property and equipment for the period from inception to October 31, 2022, were in the amount of $620.

5. INTANGIBLE ASSETS

As of October 31, 2022, intangible asset consists of:

As of Year Ended October 31,		2022
Contracted Software	$	24,856
Sansar Platform		2,900,000
Intangible assets, at cost		**2,924,856**
Accumulated amortization		(121,869)
Intangible assets, Net	**$**	**2,802,987**

Entire intangible assets have been amortized. Amortization expense for intangible assets for the period from inception to October 31, 2022, were in the amount of $121,869.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of October 31, 2022:

Period		Amortization Expense
2022	$	(292,486)
2023		(292,486)
2024		(292,486)
2025		(292,486)
Thereafter		(1,633,045)
Total	$	**(2,802,987)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock with a par value of $0.0001. As of October 31, 2022, 17,073,969 Common Stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001. As of October 31, 2022, no Preferred stock have been issued and are outstanding.

7. DEBT

The Company had no debt outstanding as of October 31, 2022.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of October 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from October 31, 2022, through November 16, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Sansar is not live or open to the public at this moment.

INVEST IN SANSAR TODAY!

A Fully-Functioning, High-Fidelity Metaverse

Sansar, Inc. is the creator of the Sansar virtual platform, one of the leading metaverse technology companies. Sansar is available on a PC desktop, with or without a VR headset. ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SANSAR
A FULLY-FUNCTIONING, HIGH-FIDELITY METAVERSE
World building tools, avatar editing, and virtual merchandise – for both VR and 2D applications

$0.00 Raised

REASONS TO INVEST

Sansar is seeking to become a metaverse-based home for billions of users worldwide. To the best of our knowledge, Sansar will soon be the only platform able to monetize the metaverse through real-time contextual ad placement. Additionally, Sansar already has a user generated content ("UGC") marketplace with over 50,000 items where users can create, sell, and benefit from the new digital economy.

In recent years, metaverse technology has emerged as a diverse and fast growing sector. According to recent valuations, the metaverse and associated products are worth over $38B, growing at a CAGR of nearly 40%* and have the potential to generate up to $5T in market share by 2030.*

Sansar provides B2B clients the comprehensive technology infrastructure necessary to quickly establish a white-labeled metaverse presence, minimizing customer acquisition costs as brands promote their own metaverse experiences, thereby increasing overall platform engagement.

*Market information provided by (source)

Invest Now
$2.00 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	VALUATION
$100.00	$34.11M

THE PITCH

Seeking to be the ultimate playground for creative minds and virtual explorers in the creator economy, Sansar is a high-fidelity metaverse, with endless possibilities. Our platform provides comprehensive infrastructure – including world-building tools, avatar editing, and virtual merchandise – for both VR and Desktop applications. We offer an immersive social experience, featuring high-fidelity humanoid avatars with animated lips and legs. Soon we will also add facial and full-body motion tracking, which will connect people in a new way. The company is committed to making metaverse technology accessible to all and is rapidly expanding its reach through corporate partnerships, events, and community engagement.

Virtually Infinite Possibilities for Immersive Digital Worlds

Sansar believes that the metaverse is the future, and we are actively developing the tools to create amazing virtual experiences. On the Sansar platform, users have the opportunity to customize their own unique avatar, explore hyper-realistic virtual locales, design their own games or quests, and attend events that transcend physical real world limitations.


A FULLY IMMERSIVE EXPERIENCE
Catering to creators and acts as a universal gateway to the metaverse

Our community includes a mix of designers, coders, partygoers, gamers, and anyone who enjoys making friends in the metaverse. At Sansar, the VR experience is paramount, but we have also adapted all features for desktop mode, allowing for seamless transition between VR and desktop, and endless possibilities.

THE PROBLEM & OUR SOLUTION

Empowering Creators is Just the Beginning

Once upon a time, early adopters of world-building and avatar-based realities had limited opportunities to connect and engage their imagination. Since the technology’s inception, many platforms have been introduced, but just as many have become obsolete due to an inability to keep up with the metaverse and meet the needs of an ever-expanding user base.


MANY PLATFORMS
HAVE BECOME OBSOLETE
due to an inability to meet the needs
of an ever-expanding user base

In order to provide an experience that caters to creators and acts as a universal gateway to the metaverse, Sansar is developing what we believe will be the next phase in virtual reality. On our platform we provide a fully immersive experience that integrates lifelike avatar design, over thousands of 3D worlds, business application, event hosting, and creator marketplace with its own proprietary digital currency.


The Sansar platform is
what we believe to be the
NEXT PHASE IN
VIRTUAL REALITY
Lifelike avatar design
Over thousands of 3D worlds
Business application
Event hosting
Creator marketplace
with its own proprietary
digital currency

Additionally, in order to ensure the viability of our technology, Sansar is developing robust capabilities that will allow the platform to be accessed by a number of devices, including LG Smart TVs, desktop computers, mobile devices, and gaming consoles like Xbox. We believe our approach will facilitate the first mass adoption of metaverse content via television sets, and establish Sansar as the premier metaverse hub.

THE MARKET & OUR TRACTION

Bringing The Metaverse To New Markets In Partnership With Technology Industry Leaders

The Sansar platform was acquired by new leadership in April 2022, and in a short time, our team has taken the existing technology to new levels of functionality, with additional advanced features. The same year, the company was named the winner of the 2022 World Metaverse Show pitch competition in Dubai and has moved quickly to secure strategic corporate partnerships.


Establishing our
OWN UNIQUE MONETIZATION STRATEGY
Winner of the
2022 WORLD METAVERSE SHOW PITCH COMPETITION
Partnered with
LG ELECTRONICS AND SOURCE DIGITAL

Sansar is partnered with LG Electronics and Source Digital to offer “Metavents” on all LG Smart TVs and is now on the cusp of becoming what we believe is the first metaverse technology capable of interfacing in this capacity. We are also establishing our own unique monetization strategy for the metaverse, generating revenue through in-world commerce, in-world advertising, monthly subscriptions, as well as custom built virtual experiences for corporate activations and event promoters.

WHY INVEST

Pioneering A New Frontier for Metaverse Technology


HELP US BECOME THE LEADING METAVERSE ENTERPRISE

In our opinion, investing in Sansar is an opportunity to invest early in a metaverse enterprise that is poised to lead the industry. Our platform goes beyond dreams, concepts, and beta products, offering advanced, fully-operational, monetized technology, which we believe will soon be in homes and businesses across the country. Moving forward, Sansar plans to use capital raised to add engineering and creative staff, helping us meet the objectives of our roadmap and expanding our marketing outreach. We look forward to realizing the future with your support!

ABOUT

HEADQUARTERS
320 Martin Street
Birmingham , MI 48009

VALUATION
$34.11M

Sansar, Inc. is the creator of the Sansar virtual platform, one of the leading metaverse technology companies. Sansar is available on a PC desktop, with or without a VR headset. Uniquely, the Sansar experience is available through a streaming app on compatible LG Smart TVs in the LG app store, and soon on web browsers and mobile devices. Sansar, Inc. is in the pre-revenue stage and is transitioning from product development to monetization.

TEAM



James Chance Richie
CEO

Mr. Richie brings a unique perspective to American business by capitalizing on deep educational and real-world experience to propel ideas to action and economic opportunity to enterprise value. Mr. Richie has leveraged his experience in the Navy and in the investment banking, oilfield, software development, restaurant, and automotive industries to invest in and have successful exits from multiple innovative businesses throughout his career. Mr. Richie has built and sold successful software and oil and gas businesses to both public companies and a large private equity firm.

Mr. Richie holds a B.S. in Chemical Engineering and an MBA from The University of Texas at Austin. Mr. Richie also holds a master's in engineering from Columbia University. Mr. Richie is also a 14-year US Navy Veteran., Department of Energy certified nuclear engineer and Navy Nuclear Power School Graduate, having most recently served as a Lieutenant on the nuclear submarine USS Alabama (SSBN-731).



Joseph Michael Callahan
CIO/COO

Joe Callahan is the Chief Information Officer at Sansar. With over 30 years experience in developing mobile technologies and leading various teams, Joe is a perpetual innovator, serial entrepreneur, and true visionary. His career path has included various programming and engineering positions at Scott Paper, General Motors, Johnson and Johnson, and York International before emerging as an entrepreneur when he founded his first company in 1991. Bringing together design, engineering, development and creative marketing,

Joe has helped countless companies grow through the deployment of advanced platform solutions and mobile technologies. Driven by an unwavering inventor mentality, Joe leads a development team of over 60 engineers, investing over one million-man hours into the Ciright monolithic core technology. He is the author of multiple utility patents which include dozens of CIP patents across multiple industries including digital media, IoT, fintech, and the metaverse.

Joe is a proud graduate of Drexel University and recognized as an award-winning entrepreneur and thought leader, receiving various accolades for his accomplishments including EY's Entrepreneur of the Year –Technology, Drexel University's Alumni Entrepreneur award, and Irish Echo's Irish American Business Chamber's Entrepreneur of the Year award.



Mark J Gustavson
Board Chairman

MARK J. GUSTAVSON, has 17 years of business development, transactional, alliance management, finance, operational, company formation and IP experience with emerging technology companies. During his career he has acquired extensive experience integrating business disciplines in connection with emphasis in turn-around transactions. Mr. Gustavson has led and closed dozens of transactions with cumulative valuations in excess of $280MM in industry-transforming technology companies.

In March of 2020 Mr. Gustavson acquired Sansar from Linden Labs Corporation implementing an expansion plan successfully deploying virtual reality applications for live events & festivals including the renowned London based Lost Horizons festival, Glastonbury, gaining an audience in excess of 4.2MM attendees. Sansar was sold to Sansar, Inc. in mid-2022.

Mr. Gustavson has granted and patents pending addressing augmented reality-based search technologies with recently issued technology optimizing artificial intelligence search systems for application to search queries: US 11,347,817 B2



Debby Van Veen
Director of Product

Debby van Veen is an accomplished businesswoman with over 20 years of experience in 2D and 3D platforms. She started her own web hosting company in 2002 and later transitioned into the 3D fashion industry, where her background as a daughter of a professional seamstress and her innate talent have enabled her to excel as a 3D artist for over 16 years.

Debby has worked with esteemed clients like Nike, Don Diablo, Twitch, Roddenberry Entertainment Inc, Absolut Vodka, Monster Cat, Yultron, Elrow, Heineken, Monster Energy, Bootshaus, WDR (German Television), LWE (Tobacco Dock), Splendour in the Grass, Cyberdog Kappa, and Elvis Presley's original IP holder.

Debby's background in virtual reality, business, and the creative process makes her a versatile professional, skilled in operating in a wide range of virtual/gaming platforms, and she is known for her leadership skills, strong organizational and communication abilities, and attention to detail.



Stefanie Herzer
Director of Creative Experiences

Stefanie was born and raised in Germany. She has always felt a strong urge to create. In her high school years, Stefanie discovered the power of software engineering to empower a new level of creativity. Stefanie's first major software application "Creator" an object-oriented animation system was a great success in Europe. In 1995 Stefanie migrated to the US to join NeXT Computer. In her first year at NeXT Stefanie was part of the WebObjects team. When Apple bought NeXT, she was responsible for the first MacOS X Finder by integrating HFS+ support into the operating system. She later also implemented the first release of Apple's Contact application, including its underlying database. In 2007 Stefanie discovered Second Life where she created a successful brand selling avatars. In 2017 Stefanie joined the Sansar community where she became a well-respected creator of interactive experiences. In 2022 after a second time at Apple, Stefanie joined the Sansar team as Director of Creative Experiences.



Ollie Rankin
Director of Live Entertainment

Ollie Rankin is a Kiwi-Canadian creative technology pioneer, award-winning multidisciplinary artist and futurist. Two decades at the forefront of the global visual effects industry, from The Lord of the Rings to Alice Through the Looking Glass laid the creative and technical foundations for his work in the emerging field of XR. Rankin has produced music festivals in the metaverse that were seen by millions, won accolades for his virtual production and virtual reality films, and contributed to groundbreaking technological advancements in spatial computing. He was an early inductee into the Unreal Virtual Production Fellowship, an industry advisor to NASA, is a member of both the Visual Effects Society and VR/AR Association and has been recognized as a top ten thought leader in VR. Rankin joined Sansar in 2022 as Vice President of Live Entertainment, with a mandate to build an entirely new talent and content ecosystem, championing inclusivity, accessibility and sustainability.

TERMS

Sansar

Overview

PRICE PER SHARE
$2

VALUATION
$34.11M

DEADLINE
Mar 22, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$100.00

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000.00

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
7,500

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
617,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	:	**Sansar, Inc**
Corporate Address	:	**320 Martin Street, Birmingham , MI 48009**
Offering Minimum	:	**$15,000.00**
Offering Maximum	:	**$1,235,000.00**
Minimum Investment Amount (per investor)	:	**$100.00**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**7,500**
Maximum Number of Shares Offered	:	**617,500**
Price per Share	:	**$2.00**
Pre-Money Valuation	:	**$34,107,938.00**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives & Bonuses*</u>

<u>Time-Based Perks</u>

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive 1000 Sansar Dollars** + Sansar Ballcap

Tier 2 Perk — Invest $1000+ and receive 2000 Sansar Dollars** + Sansar Ballcap + Sansar T-Shirt

Tier 3 Perk — Invest $5,000+ and receive a 1 year free Sansar streaming subscription** + 10000 Sansar Dollars** + Sansar Ballcap + Sansar T-Shirt

Tier 4 Perk — Invest $10,000+ and receive 5% bonus shares + a 2 year free Sansar streaming subscription*** + 20000 Sansar Dollars** + Sansar Ballcap + Sansar T-Shirt

Tier 5 Perk — Invest $25,000+ and receive 10% bonus shares + a lifetime free Sansar streaming subscription*** + 20000 Sansar Dollars** + Sansar Ballcap + Sansar T-Shirt

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

*** Sansar Dollars are the official in-world currency of Sansar*

**** Sansar streaming allows Sansar to be played on many device types*

The 10% StartEngine Owners' Bonus

Sansar, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00/share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Speaker 1:

Today, we live in an amazing time, but I want to see what's happening tomorrow, and I want to get there first. This is the future, where you can literally walk into new worlds.

Speaker 2:

I'm the adventurer. Dark elf forest? That's my jam. High mountain ice cave? Let's see who's home. NPC villagers? Give me a quest.

Speaker 3:

Ah, the devs, modders, craftsmen, builders, the makers, these are my people. We can build a home, produce a festival, or design an entire adventure.

Speaker 1:

Let's go beyond a game. I'm talking clubs and concerts and exclusive VIP events with celebrities, streamers, players, all in the same place. This is the frontier.

I found my world. Come find yours.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:17 PM 06/13/2022
FILED 12:17 PM 06/13/2022
SR 20222701523 - File Number 6663911

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF METAVERSE INVESTMENTS LTD.

(a Delaware corporation)

June 13, 2022

Metaverse Investments Ltd. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**DGCL**"), hereby certifies that:

FIRST: The name of the Corporation is Metaverse Investments Ltd. and the date of filing the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware, under the name Metaverse Investments Ltd., was March 9, 2022. This document replaces and supersedes all prior certificates, amendments, and designations.

SECOND: This Amended and Restated Certificate of Incorporation of the Corporation was duly adopted by the Board of Directors of the Corporation and by the Corporation's majority stockholders, via a Unanimous Written Consent of the Board of Directors Without a Meeting dated May 31, 2022, and a Written Consent to Action Without a Meeting by the Majority Stockholders of the Corporation dated May 31, 2022, pursuant to Sections 228, 242 and 245 of the DGCL, as applicable.

THIRD: This Amended and Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the DGCL.

FOURTH: The Certificate of Incorporation of this company is hereby amended and restated in its entirety, to read as follows:

ARTICLE I

NAME

The name of the Corporation is Metaverse Investments Ltd. (hereinafter called the "**Corporation**").

ARTICLE II

REGISTERED OFFICE AND AGENT

The Registered Office of the corporation in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The name of the Registered Agent at such address upon whom process against this corporation may be served is Harvard Business Services, Inc.

ARTICLE III

PURPOSE AND POWERS

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

CAPITAL STOCK

A. Classes of Stock. The total number of shares of stock of all classes of capital stock that the Corporation is authorized to issue is 60,000,000 shares. The authorized capital stock is divided into: (i) 50,000,000 shares of common stock having a par value of $0.0001 per share (hereinafter, the "**Common Stock**") and (ii) 10,000,000 shares of preferred stock having a par value of $0.0001 per share (hereinafter, the "**Preferred Stock**").

B. Common Stock. All shares of Common Stock of the Corporation shall be of one and the same class, shall be identical in all respects and shall have equal rights, powers and privileges.

1. Except as otherwise provided for by resolution or resolutions of the Board of Directors pursuant to this **Article IV** with respect to the issuance of any series of Preferred Stock or by the General Corporation Law of the State of Delaware, the holders of outstanding shares of Common Stock shall have the exclusive right to vote on all matters requiring stockholder action. Notwithstanding any other provision of this Certificate of Incorporation to the contrary, the holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Preferred Stock Designation) or the DGCL. On each matter on which holders of Common Stock are entitled to vote, each outstanding share of such Common Stock will be entitled to one vote.

2. Subject to the rights of holders of any series of outstanding Preferred Stock, holders of shares of Common Stock shall have equal rights of participation in the dividends and other distributions in cash, stock or property of the Corporation when, as and if declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor and shall have equal rights to receive the assets and funds of the Corporation available for distribution to stockholders in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary. The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights of the holders of Preferred Stock of any series as

may be designated by the Board upon any issuance of the Preferred Stock of any series.

3. No holder of shares of Common Stock shall be entitled to preemptive or subscription rights, except as otherwise set forth in a separate agreement between such holder and the Corporation.

C. Preferred Stock

1. Shares of Preferred Stock of the Corporation may be issued from time to time in one or more series, the shares of each series to have such voting powers, full or limited, if any, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as are stated and expressed herein or in the resolution or resolutions providing for the issue of such series, adopted by the Board of Directors as hereinafter provided.

2. Authority is hereby expressly granted to the Board of Directors of the Corporation, subject to the provisions of this **Article IV** and to the limitations prescribed by the General Corporation Law of the State of Delaware, to authorize by resolution or resolutions from time to time the issuance of one or more series of Preferred Stock out of the authorized but unissued shares of Preferred Stock and with respect to each such series to fix, by filing a certificate of designation pursuant to the General Corporation Law of the State of Delaware setting forth such resolution or resolutions and providing for the issuance of such series, the voting powers, full or limited, if any, of the shares of such series and the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, the determination or fixing of the following:

   i. the designation of such series;

   ii. the number of shares of such series, which number the Board of Directors may thereafter (except where otherwise provided in the certificate of designation for such series) increase or decrease (but not below the number of shares of such series then outstanding);

   iii. the dividend rate, if any, payable to holders of shares of such series, any conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes of stock or any other series of any class of stock of the Corporation, and whether such dividends shall be cumulative or non-cumulative;

   iv. whether the shares of such series shall be subject to redemption by the Corporation, in whole or in part, at the option of the Corporation or of the holder thereof, and, if made subject to such redemption, the times, prices, form of payment and other terms and conditions of such redemption;

v. the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

vi. whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes of any stock or any other series of any class of stock of the Corporation or any other security, and, if provision is made for conversion or exchange, the times, prices, rates, adjustments, and other terms and conditions of such conversion or exchanges;

vii. the extent, if any, to which the holders of shares of such series shall be entitled to vote generally, with respect to the election of directors, upon specified events or otherwise;

viii. the restrictions, if any, on the issue or reissue of any additional Preferred Stock; and

ix. the rights and preferences of the holders of the shares of such series upon any voluntary or involuntary liquidation or dissolution of, or upon the distribution of assets of, the Corporation.

Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior to, rank equally with or be junior to any other series of Preferred Stock to the extent permitted by law and the terms of any other series of Preferred Stock.

The Board of Directors may, from time to time, increase the number of shares of any series of Preferred Stock already created by providing that any unissued shares of Preferred Stock shall constitute part of such series, or may decrease (but not below the number of shares thereof then outstanding) the number of shares of any series of any Preferred Stock already created providing that any unissued shares previously assigned to such series shall no longer constitute a part thereof. The Board of Directors is hereby empowered to classify or reclassify any unissued Preferred Stock by fixing or altering the terms thereof with respect to the above-mentioned particulars and by assigning the same to an existing or newly created series from time to time before the issuance of such stock.

ARTICLE V

BOARD OF DIRECTORS

A. Power of the Board of Directors. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In furtherance, and not in limitation, of the powers conferred by the laws of the State of Delaware, the Board of Directors shall be expressly authorized to:

1. determine the rights, powers, duties, rules and procedures that affect the power of the Board of Directors to manage and direct the business and affairs of the Corporation;

2. establish one or more committees of the Board of Directors, by the affirmative vote of a majority of the entire Board of Directors, to which may be delegated any or all of the powers and duties of the Board of Directors to the fullest extent permitted by law; and

3. exercise all such powers and do all such acts as may be exercised by the Corporation, subject to the provisions of the laws of the State of Delaware, this Certificate of Incorporation, and the Bylaws of the Corporation (as the same may be amended and/or restated from time to time, the "**Bylaws**").

B. Number of Directors. The number of directors constituting the entire Board of Directors shall be not less than one (1) nor greater than fifteen (15) directors, the exact number of which shall be fixed from time to time exclusively by a vote of a majority of the Board of Directors in the manner provided in the Bylaws.

C. Classes of Directors. Other than those directors, if any, elected by the holders of any series of Preferred Stock, the Board shall be and is divided into three classes, as nearly equal in number as possible, designated as: Class One, Class Two and Class Three.

D. Terms of Office. Except for the terms of such additional directors, if any, as elected by the holders of any series of Preferred Stock, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which the director was elected; provided that each director initially assigned to Class One shall serve for a term expiring at the Corporation's first annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation; each director initially assigned to Class Two shall serve for a term expiring at the Corporation's second annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation; and each director initially assigned to Class Three shall serve for a term expiring at the Corporation's third annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation; provided further, that the term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, disqualification, resignation or removal. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class or from the removal from office, death, disability, resignation or disqualification of a director or other cause shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors have the effect of removing or shortening the term of any incumbent director.

E. Vacancies. Subject to the rights of the holders of any series of Preferred Stock, vacancies on the Board by any reason, including by death, resignation, retirement, disqualification, removal from office, or otherwise, and any newly created directorships resulting from any increase in the authorized number of directors, shall be filled solely by a majority of the directors then in office, in their sole discretion, even though less than a quorum, or by a sole remaining director, in his or her sole discretion, and shall not be filled by the stockholders. A director elected to fill a vacancy or a newly created directorship shall hold office until the next election of the class for which such director shall have been chosen, subject to the election and qualification of a successor and to such director's earlier death, resignation or removal.

F. Removal of Directors. Except as otherwise required by law and subject to the rights of the holders of any class or series of Preferred Stock, any director, or the entire Board of Directors, may be removed from office at any time, only with cause and only by the affirmative vote of the holders of a majority of the voting power of all of the shares of capital stock of the Corporation then entitled to vote generally in the election of directors, voting as a single class.

G. Appointment of Directors. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide. There shall be no cumulative voting in the election of directors.

H. Committees. Pursuant to the Bylaws of the Corporation, as amended from time to time (the "**Bylaws**"), the Board may establish one or more committees to which may be delegated any or all of the powers and duties of the Board to the full extent permitted by law.

I. Stockholder Nominations and Introduction of Business. Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the Bylaws.

J. Preferred Stock — Directors. Notwithstanding any other provision of this **Article V**, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Amended and Restated Certificate (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this **Article V** unless expressly provided by such terms.

ARTICLE VI

LIMITATION OF LIABILITY AND INDEMNIFICATION

A. Limitation of Liability of Directors. A Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director to the fullest extent permitted by the General Corporation Law of Delaware as the same now exists or hereafter may be amended. No repeal or modification of this **Article VI** shall apply or have any adverse effect on any right or protection of, or any limitation of the liability of, any person entitled to any right or protection under this **Article VI** existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

B. Indemnification.

(a) To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**proceeding**") by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an "**indemnitee**"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys' fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys' fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this **Article VI.B** or otherwise. The rights to indemnification and advancement of expenses conferred by this **Article VI.B** shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this **Article VI.B**, except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b) The rights to indemnification and advancement of expenses conferred on any indemnitee by this **Article VI.B** shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Amended and Restated Certificate, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

(c) Any repeal or amendment of this **Article VI.B** by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Amended and Restated Certificate inconsistent with this **Article VI.B**, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d) This **Article VI.B** shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

ARTICLE VII

STOCKHOLDER ACTION

Subject to the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, any action required to be taken at any annual or special meeting of stockholders of the Corporation or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action so taken, shall have been signed by the holder or holders having not less than the minimum number of votes that would be necessary to take the action that is the subject of the consent at a meeting, in which each owner or holder entitled to vote on the action is present and votes. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept at such place within or without the State of Delaware as the Bylaws of the Corporation may provide or as may be designated from time to time by the Board of Directors of the Corporation.

ARTICLE VIII

FORUM SELECTION

Unless the Corporation consents in writing to the selection of an alternative forum (an "**Alternative Forum Consent**"), the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws of the Corporation or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Unless the Corporation gives an Alternative Forum Consent, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this **Article VIII**. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunction and specific performance, to enforce the forgoing provisions. The existence of any prior Alternative Forum Consent shall not act as a waiver of the Corporation's ongoing consent right as set forth above in this **Article VIII** with respect to any current or future actions or claims.

ARTICLE IX

BYLAWS; AMENDMENT OF BYLAWS

A. Adoption and Amendment by the Board of Directors. In furtherance, and not in limitation, of the powers conferred upon it by law, the Board of Directors is expressly authorized and empowered to amend, alter, change, adopt or repeal the Bylaws of the Corporation; provided, however, that no Bylaws hereafter adopted shall invalidate any prior act of the directors that would have been valid if such Bylaws had not been adopted.

B. Amendment by Stockholders. In addition to any requirements of the General Corporation Law of the State of Delaware (and notwithstanding the fact that a lesser percentage may be specified by the General Corporation Law of the State of Delaware), unless otherwise specified in the Bylaws, the affirmative vote of the holders of a majority of the voting power of all the shares of capital stock of the Corporation then entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders of the Corporation to amend, alter, change or repeal or to adopt any provision of the Bylaws of the Corporation. provided however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

ARTICLE X

SECTION 203 ELECTION

The Corporation elects not to be governed by or subject to Section 203 of the DGCL.

ARTICLE XI

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation hereby reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the General Corporation Law of Delaware may be added or inserted, in the manner now or hereafter prescribed by the General Corporation Law of Delaware, and all rights, preferences and privileges of whatsoever nature conferred on stockholders, directors or any other persons whomsoever therein granted are subject to this reservation.

* * * * *

IN WITNESS WHEREOF, the undersigned, the Chief Executive Officer of the Corporation, has executed this Second Amended and Restated Certificate of Incorporation on June 13th, 2022.

Metaverse Investments Ltd.

By: ____________________

Name: James Chance Richie

Chief Executive Officer

Service Request# **20223292422**

State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

9734871
THE LOEV LAW FIRM, PC
6300 WEST LOOP SOUTH, SUITE 280
BELLIARE, TX 77401

08-19-2022

ATTN: JOHN S. GILLIES

DESCRIPTION		AMOUNT
6663911 - SANSAR, INC.		
0240Y Amendment Name		
	Amendment Fee	$30.00
	Receiving/Indexing	$115.00
	Surcharge Assessment-Sussex	$6.00
	Page Assessment-Sussex County	$18.00
	Data Entry Fee	$5.00
	Court Municipality Fee, Grgetown	$20.00
	Expedite Fee, 24 Hour	$100.00
	TOTAL CHARGES	$294.00
	TOTAL PAYMENTS	$294.00
	BALANCE	$0.00

CERTIFICATE OF AMENDMENT
TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
METAVERSE INVESTMENTS LTD.

Metaverse Investments Ltd., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**Corporation**"), which first filed its original Certificate of Incorporation with the Secretary of State of Delaware on March 9, 2022, which Certificate of Incorporation was amended and restated by the filing of an Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on June 13, 2022,

DOES HEREBY CERTIFY THAT:

FIRST: That, upon action by unanimous written consent in lieu of a meeting of the Board of Directors of the Corporation (the "**Board**"), effective on August 17, 2022, the following resolutions were duly adopted, declaring advisable and approving the following amendment to the Certificate of Incorporation of the Corporation:

WHEREAS, Sections 242(a)(1) and 242(b)(1) of the General Corporation Law of the State of Delaware provide that the board of directors of a corporation may amend its certificate of incorporation after receipt of payment for its capital stock to change its corporate name without submitting such amendment to a vote of its stockholders; and

WHEREAS, the Board declares it advisable and in the best interest of the Corporation and its stockholders to amend the Amended and Restated Certificate of Incorporation of the Corporation (the "**Certificate of Incorporation**"), to change the name of the Corporation from '**Metaverse Investments Ltd.**' to '**Sansar, Inc.**' (the "**Corporate Name Change**").

NOW, THEREFORE, BE IT:

RESOLVED, that, at the Effective Time (defined below), **ARTICLE I** of the Certificate of Incorporation shall be deleted and replaced in its entirety with the following:

"ARTICLE I

The name of the Corporation is **Sansar, Inc.** (hereinafter called the "**Corporation**")"

RESOLVED, that, the officers of the Corporation be, and each of them hereby is, authorized, empowered and directed to file a Certificate of Amendment (the "**Certificate of Amendment**") to the Certificate of Incorporation with the Secretary of State of the State of Delaware, and to take all other actions necessary or appropriate to affect the Corporate Name Change.

SECOND: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242(a)(1) and 242(b)(1) of the General Corporation Law of the State of Delaware without a meeting or vote of the Corporation's stockholders.

THIRD: That this Certificate of Amendment to the Certificate of Incorporation shall be effective upon filing (the "**Effective Time**").

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment as of the 17th day of August 2022.

[signature]

James Chance Richie, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:19 PM 08/17/2022
FILED 05:19 PM 08/17/2022
SR 20223292422 - File Number 6663911